

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2024

Thomas McNeill
SVP-Chief Financial Officer
Optimus Healthcare Services, Inc.
1400 Old Country Road, Suite 306
Westbury, NY 11590

> **Re: Optimus Healthcare Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Filed June 17, 2024**
> **File No. 333-261849**

Dear Thomas McNeill:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services